SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2004.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a)(2)(xxxix)	Resolutions of Endesa's Board of Directors regarding the ruling of Madrid Commercial Court No 3 , dated March 31, 2006
(a)(2)(xl)	Press release containing highlights of a speech by CEO Rafael Miranda, issued by Endesa on March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: March 31, 2006	By:	/s/ Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

Investor Relations

RELEVANT FACT

Madrid, March 31st, 2006.- With regard to the ruling of 21 March 2006 made by Madrid Commercial Court No 3 on case 523/05, which places a temporary injunction on the carrying out of the public takeover bid launched by Gas Natural and the performance of the contract signed between it and Iberdrola for the sale of Endesa assets, and after taking in-depth consideration to the legal implications of the content of the ruling and its impact on the public takeover processes currently affecting the Company, Endesa’s Board of Directors, in the best interest of the Company and its shareholders, has unanimously agreed to the following:

1.
to endorse the content of the ruling, which recognises as plausible the opinion put forward on repeated occasions by Endesa with regard to the serious legal flaws inherent to the public takeover bid launched by Gas Natural and particularly the agreement it subscribed with Iberdrola, as this represents an act of collusion by the two companies in an attempt to eliminate Endesa as a competitor and split up its assets between the two of them;

2.
to consider that the temporary suspension of Gas Natural’s public takeover bid does not affect the ongoing public bidding processes for the Company, given the existence of a competing bid and the authorisation process to which it is subject, in accordance with the criteria set out by the Spanish National Securities Commission, the CNMV, in its Note dated 24 March 2006;

3.
that the amount of the guarantee neither determines nor prejudices the existence or the amount of the potential liabilities that could derive from this process, as no evidence of such damages has been presented;

4.
to deposit, therefore, the Euro 1 billion bank guarantee stipulated in the ruling for the temporary suspension to take effect, regardless of our intention to pursue the legal actions available to challenge the amount, which we consider to be clearly disproportionate;

5.
to adopt at any time the appropriate procedural decisions, including those relating to the injunction, with priority to protect our shareholders’ interests in the future, depending on the developments of the ongoing public bidding processes for the Company and any other new circumstances that might affect the current situation; and

6.	moreover, the Board reserves the right to claim damages and losses against Gas Natural and Iberdrola, in the event that the existence of an illegal act between the two companies is confirmed.

Investor Relations

RAFAEL MIRANDA UNDERSCORES THE COMPANY’S
COMMITMENT TO PRESERVING SHAREHOLDERS’
DECISION-MAKING ABILITY

•
In a speech given in Barcelona as guest speaker at the ESADE business school, the CEO of ENDESA stated that although the E.On bid is objectively better for shareholders than Gas Natural's, neither reflects the Company’s true value.

•	Rafael Miranda assured that ENDESA’s standalone business project would create more value for shareholders

•
In his speech, he highlighted ENDESA’s excellent 2005 results, with record profits, and the bright outlook for 2006, as well as the Company’s ability to beat the targets presented to the market in October 2005 and pay shareholders over Euro 7 billion in dividends in the next five years.

•
This generous shareholder remuneration policy is predicated on the Company’s continuing a business project that guarantees a more competitive and profitable company and stronger leadership than the project put forward by Gas Natural with its takeover bid, which would significantly weaken ENDESA’s position.

•	The CEO stated that over meaningful periods of time, ENDESA has generated much higher shareholder returns than Gas Natural.

New York, March 31, 2006.- Yesterday in Barcelona, ENDESA CEO Rafael Miranda underscored that the Company’s number one priority is to protect and facilitate its shareholders’ decision-making.
Mr. Miranda insisted that ENDESA’s standalone business project is the option that will create most value for shareholders over both the short and long term. He said that not only does the Gas Natural bid not add anything of significance to ENDESA’s current position, but that it actually destroys value and that the E.On bid, while certainly better from an economic standpoint, does not reflect the Company’s true value.

ENDESA’s CEO made these statements while speaking at a session organized in Barcelona by the ESADE business school’s alumni association.
Mr. Miranda highlighted ENDESA’s excellent 2005 results and strong performance in 2006, providing the Company with the confidence that it is not only in a position to meet, but even beat, the strategic targets presented to the market in October 2005.
These targets, which include annual net profit growth in excess of 12%, EBITDA growth of 10-11% and the distribution of over Euro 7 billion in dividends in five years are clearly designed to maximise shareholder returns and guarantee consistent value creation on the basis of the Company’s current business project.
EBITDA grew Euro 1.468 billion in 2005, as much as Gas Natural’s total EBITDA last year.

The European context

In his speech titled “Endesa: major proyecto, más valor” (Endesa: stronger business, greater value), Rafael Miranda reviewed the bids by Gas Natural and E.On against the backdrop of the current European Community energy market, contributing his experience and vision as President of Eurelectric, the European association of electric utilities.
He recalled that the fulfilment of EU economic growth, energy intensity and environmental efficiency targets for 2030 required hefty investment in electricity facilities, particularly in generation and interconnection, estimated at Euro 1 trillion between 2000-2030. All this in the face of soaring raw material prices and the cost of CO2 emission rights -currently Euro 27 per tonne- and against the backdrop of promoting and creating regional markets that will subsequently merge into a single European market.
He warned that suitable, predictable and transparent regulation is required to achieve these goals. In the words of the International Energy Agency, “regulators need to create stable, transparent and predictable conditions to permit deregulated market agents to assess risk”.
In this context, the energy issues facing Spain are very similar in nature: sharp increases in fuel prices and the high cost of CO2 emission rights that are not reflected in Spain’s electricity tariffs, among the lowest in Europe; limited capacity to import due to the lack of interconnections, representing just 4% of installed capacity compared to the 10% target set by the European Council; and the local phenomenon of frequent periods of low rainfall, which lead to higher generation costs and lower reserve margins.
As for Spain’s regulatory framework, currently provisional, he assured that ENDESA is always willing to collaborate with regulatory authorities and bodies to help draw up suitable proposals, as it has done in the past and will continue to do in the future.

The Gas Natural bid: an initiative that weakens ENDESA’s position in the industry

Mr Miranda assessed the bids for ENDESA with respect to their impact on the Company’s positioning, emphasizing the bidders’ proposed business projects.
He rejected the economic terms of Gas Natural’s bid, both the actual bid price -currently scarcely above Euro 21- and the payment method, which consists of paying two-thirds with Gas Natural shares.
He emphasised that the consideration was substantially less than the value attached to ENDESA by applying generally accepted valuation criteria. Since this is a takeover bid that, if successful, would mean a change of control in ENDESA, shareholders should receive a control premium on the value of their shares, as is common practice in this type of transaction. However, Gas Natural's bid does not include any control premium whatsoever.
Mr. Miranda also pointed out that Gas Natural’s offer was well below ENDESA’s market price, currently around Euro 26.5 per share, and that E.On’s, of Euro 27.5 per share, entailed full payment in cash.
Apart from the specific economic offer put forward by Gas Natural, which was widely rejected and the market itself more than priced in, ENDESA’s CEO said the defence of shareholders’ interests required the Company to keep the related business project very much in mind, since what shareholders were being offered is a payment based mainly on the delivery of Gas Natural shares, whose current price overstates the Company’s weak medium- and long-term business prospects.
He provided assurance in this respect that the gas company’s project for the merged company would represent a significant loss of competitiveness and value creation. Gas Natural has argued that its aim was to create a global energy leader. However, this leader already exists…and it is ENDESA. Our EV is worth quadruple Gas Natural’s, and with four times higher EBITDA. Gas Natural would barely contribute any additional size since EV would only grow by 9% and forecast EBITDA for 2005 by only 2%; and this at a cost of losing 21% of installed capacity and 25% of our gas customers following the asset disposals Gas Natural would have to carry out.
Furthermore, the merged company would be much less competitive in electricity and not be in a more advantageous position in gas.
In relation to the first question, Mr. Miranda emphasised that as a consequence of the disposals, the resulting company would: 1) lose its position as Spain’s leading electric utility to its main competitor; 2) generate considerable regulatory risk; 3) lose the balance ENDESA currently enjoys between generation and supply and which constitutes one of its main competitive advantages; 4) have a much worse production mix than ENDESA currently has, since it would be more dependent on gas, a fuel whose supply is more insecure and whose price is more volatile than coal; and 5) also be under worse conditions to favourably manage the price performance of CO2 emission rights.

He added that according to Gas Natural’s project the disposals would be carried out as a consequence of a prior agreement reached with Iberdrola, which could constitute collusion and which does not maximise the value of the assets that would be sold as it does not entail a competitive auction process, thereby seriously harming the interests of ENDESA shareholders.
As for the position in the gas sector, he reminded that Gas Natural was basically a distributor, whose business was facing some unfavourable prospects given that Spanish gas tariffs -the highest in Europe- can only go down and is vulnerable to high regulatory risk. It is also Europe’s only gas company that does not have its own reserves. It would not diversify ENDESA’s contracts, enhance its bargaining strength in gas procurement or its future contracting ability.
In short, Gas Natural would not add value to ENDESA’s gas business, but would give rise to a company with a business that is in decline and subject to high regulatory risk.

Loss of international presence

Rafael Miranda especially emphasised the effects the Gas Natural takeover bid would have on ENDESA’s presence in Europe.
 He pointed out that ENDESA was currently a benchmark in the EU, with a consolidated business and a bright future, as underscored by its ongoing projects in the gas industry in Italy, in renewable energies in France and in generation in Poland. Were Gas Natural’s takeover to go through, the resulting company would lose 58% of its installed power in Europe, completely disappear from France and give up a business that contributed Euro 425 million of profits to ENDESA shareholders in 2005.
As for Latin America, Gas Natural’s token presence there, the scant geographical overlap between the two companies and virtually no chance of extracting synergies would render the gas company’s contribution irrelevant.
In his speech, the CEO recognised that the economic terms of E.On’s bid were objectively more favourable than those of Gas Natural, since they offer shareholders Euro 27.5 per share in cash, enabling shareholders to accurately assess the price offered and, consequently, helping them make a decision.
He also reminded that E.On, unlike Gas Natural, would completely maintain ENDESA's business project without any asset disposals. He also pledged to keep the company listed on Madrid and New York stock exchanges, which also safeguards shareholders.

That said, he reiterated, in line with the preliminary evaluation made in this regard by ENDESA’s Board of Directors, that the offer does not adequately reflect the Company’s real value.
In any case, he repeated that one of the Company’s top priorities was to safeguard shareholders’ decision-making ability.

ENDESA: stronger business, greater value

ENDESA is currently a global leader. It is the leading Spanish electric utility, ranks second in Italy, third in France and first in Latin America, with a market cap of approximately Euro 29 billion.
Mr. Miranda reminded that net profit in 2005 reached a new all-time high for the Company of Euro 3.18 billion. Even stripping out the capital gains generated by the disposal on non-core assets, recurring profit would have been Euro 1.841 billion, a like-for-like increase of 60% from 2004, and would still imply a new record for the Company.
All the company's electricity businesses recorded growth in net profit: of Euro 1.36 billion or 54% in Spain and Portugal, of Euro 425 million or 151.5% in Europe and of Euro 262 million or 106.3% in Latin America.

Meanwhile, these three businesses made a balanced contribution to the Company’s main financial indicators. EBITDA for the entire electricity business in 2005 was Euro 6.03 billion euros, broken down as follows: 54% from the business in Spain and Portugal, 15% from Europe and 31% from Latin America.
What’s more, in relation to the interests of ENDESA shareholders, the Company boasts a far stronger track record in profitability than Gas Natural. In the last six years, ENDESA shares have gained an average of 7.5% p.a., vs. 5% by the broader Ibex 35 index. The total return including dividends in this period was 77.4%.
ENDESA is also still the Spanish electric utility that pays the highest dividend. Dividend per share for the Company rose from Euro 0.12 in 1988 to Euro 0.74 in 2004, implying a CAGR of 12%. The payout in 2005 was 57%.
In short, given the excellent results in 2005 and the upbeat prospects for 2006, the Company estimates that EBITDA will surpass Euro 7.5 billion and net ordinary profit Euro 2.2bn in 2009. These figures mean exceeding the strategic targets presented to the markets.
These results underscore ENDESA’s ability to provide shareholders with a total return via dividends of more than Euro 7 billion over five years and that its standalone business project will provide them more medium- and long-term value than what the takeover bids made for the Company recognise.

Mr. Miranda highlighted in this regard that the Company’s Board of Directors has still not spoken about the value which, in its opinion, the Company currently has, but that if the same multiples applied to Iberdrola or Union FENOSA in transactions either put forward or carried out over the last few years or other yardsticks for these types of estimates were applied to ENDESA, it would be worth more -in some cases considerably- than Euro 30 per share.

Investor Relations
Madrid +34 91 213 1503 / New York +1 212 750 7200
e-mail: ir@endesa.es

http://www.endesa.es